S.A.C.I. FALABELLA

SECURITIES REGISTRATION NO. 582

MATERIAL EVENT 04/08

Santiago, March 3, 2008

Mr. Guillermo Larraín Ríos

Securities and Insurance Commissioner

Securities and Insurance Commission

By Messenger

Dear Mr. Larraín:

As provided in Article 9 and the second paragraph of Article 10 of Law 18045, and paragraph 2.2 of Section II of General Rule 30 promulgated by the Commission, I inform you that, on the date hereof, the board of directors of S.A.C.I. Falabella has been advised of the termination by both parties thereto of the merger agreement entered into between the controlling shareholders of S.A.C.I. Falabella and Distribución y Servicios D&S S.A. on May 17, 2007.

Sincerely yours,

JUAN BENAVIDES FELIU

Chief Executive Officer

S.A.C.I. Falabella

cc:

Santiago Stock Exchange

Chilean Electronic Exchange

Brokers Exchange—Securities Exchange

Risk Rating Commission

Banco de Chile on behalf of the bondholders